FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Aladdin Knowledge Systems Ltd. (the “Registrant”) will hold its Annual and Extraordinary General Meeting of Shareholders on December 16, 2003 at 11:00 a.m. (Israel time) at the Registrant’s offices at 15 Beit Oved Street, Tel Aviv, Israel. In connection with the meeting, on or about November 10, 2003, the Registrant mailed to shareholders a Notice of Annual and Extraordinary General Meeting and Proxy Statement and a Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual and Extraordinary General Meeting and Proxy Statement and Proxy Card.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: November 10, 2003

Exhibit 1

ALADDIN KNOWLEDGE SYSTEMS LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
DECEMBER 16, 2003

        Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) will be held at the corporate offices of the Company at 15 Beit Oved Street, Tel Aviv, Israel on Tuesday, December 16, 2003 at 11:00 a.m., Israel time, for the following purposes:

        1.     To consider and act upon a resolution to elect Messrs. Yanki Margalit, Dany Margalit, and David Assia to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

        2.     To consider and act upon a resolution to ratify the appointment of Mr. Yanki Margalit, the Company’s current Chairman of the Board and Chief Executive Officer, to continue to serve as both the Chairman of the Board and the Chief Executive Officer of the Company for an additional period of three years.

        3.     To consider and act upon a resolution to elect Dr. Menahem Gutterman to hold office as an outside director for an additional three-year term.

        4.     To consider and act upon a resolution ratifying the compensation of certain of the Company’s directors.

        5.     To consider and act upon a resolution to ratify and approve the granting of options to Mr. Dany Margalit, a member of the Board and Executive Vice President of the Company.

        6.     To consider and act upon a resolution, to adopt the Company’s Worldwide 2003 Share Option Plan.

        7.     To consider and act upon a resolution, to replace the Company’s Articles of Association, in their entirety.

        8.     To consider and act upon a resolution to approve the Company’s standard form of indemnification agreement for the directors and officers of the Company and their exemption from the duty of care and to authorize and empower the Company to enter into such agreements with directors.

        9.     To consider and act upon a resolution to approve the appointment of Kost, Forer & Gabbay, as the independent public accountants of the Company for the year ending December 31, 2003 and for the period commencing January 1, 2004 and until the next annual shareholders meeting, and to further authorize the Audit Committee of the Board to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        10.     To receive management’s report on the business of the Company for the year ended December 31, 2002.

        Shareholders of record at the close of business on November 7, 2003 will be entitled to notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

1

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the proxy statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        In addition to the accompanying proxy statement and proxy card, please find enclosed a copy of the Company’s audited financial statements for the year ending December 31, 2002. All documents referenced to but not included in the proxy statement which the Company’s shareholders are being requested to ratify will be available on the Company’s website at www.ealaddin.com/shareholders.

By Order of the Board of Directors,

YANKI MARGALIT

CEO and Chairman of the Board of Directors

ALADDIN KNOWLEDGE SYSTEMS LTD.

Date: November 2, 2003

2

PROXY STATEMENT

ALADDIN KNOWLEDGE SYSTEMS LTD.

15 Beit Oved Street Tel-Aviv

Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 16, 2003

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Aladdin Knowledge Systems Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 16, 2003, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the resolutions described in this proxy statement. The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about November 10, 2003. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne upon the Company. Only holders of record of Ordinary Shares at the close of business on November 7, 2003 are entitled to notice of, and to vote at, the Meeting (the “Record Date”). At the Record Date, 11,477,922 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association (the “Articles”) do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, representing 51% of the voting rights of the issued share capital of the Company, personally or by proxy, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until December 23, 2003 at 11:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of each of resolutions numbered One, Four, Six and Nine stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

        Approval of resolution number Two proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, including the affirmative vote of at least two thirds of the votes actually cast with respect to such resolution by shareholders that are not “controlling shareholders” (as such term is defined the Israeli Securities Law, 1968) ( the “Controlling Shareholders”) of the Company (hereinafter an “Ordinary Two-Thirds Non-Controlling Shareholder Majority”).

        Approval of resolution number Three proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not Controlling Shareholders of the Company exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders that are not Controlling Shareholders (hereinafter an “Ordinary and One-Third Non-Controlling Shareholders Majority”).

        Approval of each of resolutions number Five and Eight proposed at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        Approval of resolution number Seven proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a special majority of seventy-five per cent (75%) of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter a “Special and One-Third Disinterested Shareholder Majority”).

PRINCIPAL SHAREHOLDERS

        The following table shows as of the Record Date, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding:

Name and Address

Yanki Margalit.
15 Beit Oved Street
Tel Aviv 61110, Israel

Dany Margalit
15 Beit Oved Street
Tel Aviv 61110, Israel

Juniper Trading Services
9 Bermudian Road
Hamilton Hill
Bermuda

All directors and officers as a
group owning more than 5%
each	Number of Shares Owned 2,150,515 1,216,095 1,917,400 3,366,610	Percent of Shares 18.7% 10.6% 16.7% 29.3%

PROPOSALS FOR THE MEETING

PROPOSAL I

ELECTION OF DIRECTORS

        The Board has selected the persons named below, as a group, for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board may propose. In addition to such nominees, the Company has two outside directors who serve on its Board for fixed periods in accordance with the Israeli Companies Law –1999 (the “Companies Law”).

        Although the shareholders of the Company are free to determine the size of the Board, until such a determination is made, the Company’s Articles specify that the number of directors will be at least two but no more than eight. The Board met on a quarterly basis during the fiscal year ended December 31, 2002. All of the directors attended (in person or by proxy or by telephone) no fewer than 75% of those meetings.

        The following nominees, all current directors of the Company, whose relevant information, including their principal occupation during at least the past five years is provided below, have advised the Company that they will continue to serve as directors if re-elected.

Nominee	Age	Principal Occupation	Director Since	Shares Beneficially Owned on November 1, 2003(1)	Percent of Class
Yanki Margalit	41	Chairman of the Board and CEO since 1987. Served as Chief Financial Officer from 1987 to 1993.	1985	2,150,515	18.7%
Dany Margalit	36	Executive Vice President since 2001. Executive Vice President of Technologies from 1998 until 2001. Research and Development Executive Vice President from 1993 to 1998. Served as Research and Development Manager from 1987 to 1993.	1993	1,216,095	10.6%
David Assia	52	Served as Managing Director of Mashov Computers Ltd. from 1980 to 1986. Chairman & CEO of Magic Software Enterprises (NASDAQ) from its inception in 1986 until Sept 1997. Currently Executive Chairman of Magic Software Enterprises, Board member of Radview Software (RDVW), Board member of Babylon Ltd., Board member of Weizmann Institute of Science and Vice Chairman of the Israeli Association of Software Houses (IASH).	1993	10,000	0%

(1) For this purpose, “beneficial ownership” means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of the Record Date.

As of November 1, 2003, the directors and executive officers of the Company (not including its subsidiaries), as a group, beneficially owned a total of 3,401,610 Ordinary Shares of the Company or 29.6% of the amount outstanding. This number does not include 200,625 Ordinary Shares issuable upon presently exercisable options that have been granted pursuant to the Company’s share option plans.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointments of Yanki Margalit, Dany Margalit and David Assia, as a group, as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

        The election of the director nominees requires the vote of an Ordinary Majority (as defined in this proxy statement).

        Remuneration of Directors and Officers. The aggregate direct remuneration paid or accrued on behalf of all directors (including outside directors) and executive officers of the Company as a group (not including its subsidiaries) during the year ended December 31, 2002, was approximately $1,275,758. This amount includes directors’ fees and expenses, and amounts set aside or accrued to provide pension, retirement or similar benefits and amounts expended by the Company for automobiles made available to its officers, but does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

PROPOSAL II

APPROVAL OF MR. YANKI MARGALIT AS CEO FOR UPCOMING THREE YEARS

        Under the Companies Law, a company’s Chairman of its board of directors can serve as Chief Executive Officer (“CEO”), for a period of up to three years from the time that the shareholders of the company pass a resolution to such effect in accordance with the Companies Law. Mr. Yanki Margalit’s appointment as the Company’s CEO, in addition to his capacity as the Chairman of the Board, was approved by the Company’s shareholders on December 31, 2000. Accordingly, the Company’s shareholders are being asked to approve Mr. Margalit’s continued service as the Company’s Chairman and CEO for an additional three-year period commencing on January 1, 2004, subject to his employment agreement with the Company.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the continued service of Mr. Yanki Margalit, the Company’s CEO and Chairman of the Board, as CEO of the Company for the upcoming three years commencing as of January 1, 2004, subject to the terms of his employment agreement with the Company.

        Ratification of the appointment of Mr. Yanki Margalit as CEO of the Company requires the vote of an Ordinary Two-Thirds Non-Controlling Shareholder Majority (as defined in this proxy statement).

PROPOSAL III

REELECTION OF AN OUTSIDE DIRECTOR

        The Companies Law requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

        The term "affiliation" includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control of the company; and

•	service as an office holder.

        No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

        The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one outside director and both outside directors must be members of a company’s audit committee.

        Pursuant to the requirements of the Companies Law, Dr. Menahem Gutterman was appointed as an outside director on December 31, 2000 for a three-year term that expires on December 31, 2003 and Dr. Orna Berry was appointed as an outside director on December 31, 2001 for a three-year term that expires on December 31, 2004. Certain information concerning Dr. Gutterman and Dr. Berry is set forth below:

Nominee	Age	Principal Occupation	Shares Beneficially Owned on November 1, 2003 (1)	Percent of Class
Dr. Menahem Gutterman	64	Dr. Gutterman is the Chairman of the Board of E.R.N Israel
Ltd. and a Senior Managing Partner of Atid Capital Partners.
Dr. Gutterman served as Executive Vice President and Head of the Operations Information Systems Division of Israel
Discount Bank Ltd. from 1992 until the end of 2000. Dr.
Gutterman served as General Manager's Assistant at Israel
Discount Bank Ltd. from 1981 until 1992. Prior to joining
Israel Discount Bank Ltd., Dr. Gutterman served as Vice
President of Sales and Services at Elscint Ltd., as well as
Managing Director of Clal Systems (sole distributor of UNISYS in Israel). Dr. Gutterman was a senior lecturer at Tel Aviv
University, Faculty Management, and
		School of Business Administration until 1999.	0	0%
Dr. Orna Berry	54	A Venture Partner in Gemini Israel Fund Ltd. and the Active
Chairperson in both Lambda Crossing, Ltd., and in Wanwall,
Inc. since August 2000. Served as the Chief Scientist of the
Ministry of Industry and Trade of the Government of Israel
from 1997-2000 and Co-President of Ornet Data Communications
Technologies Ltd. from 1993-1997. Since 1992-1993 Dr. Berry
received her Ph.D. in computer Science from the University of
Southern California and M.A. and B.A. degrees in Statistics
and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" in Israel, Europe and the
		United States.	0	0%

(1) For this purpose, “beneficial ownership” means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of as of the Record Date.

        The Company’s Board proposes to reelect Dr. Menahem Gutterman, a current outside director who has served as an outside director of the Company since December 31, 2000, for an additional period of three years commencing as of January 1, 2004, and until his respective successor is duly elected and qualified.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the reelection of Dr. Menahem Gutterman as an outside director for an additional term of three years. If the above nominee is unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee/s as the Board may propose.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that Dr. Menahem Gutterman is hereby reelected to serve as an outside director (as defined in the Companies Law) of the Company for an additional three-year term commencing as of January 1, 2004 and until his respective successor is duly elected and shall qualify.

        The reelection of Dr. Menahem Gutterman as an outside director requires the vote of an Ordinary and One-Third Non-Controlling Shareholders Majority (as defined in this proxy statement).

        The Board recommends that shareholders vote “FOR” the reelection of Dr. Menahem Gutterman as an outside director for an additional three-year period.

        Remuneration of Outside Directors. The aggregate direct remuneration paid or accrued on behalf of the outside directors of the Company as a group during the year ended December 31, 2002, is approximately $23,644. For a further description of outside director remuneration please see Proposal IV below.

PROPOSAL IV

COMPENSATION FOR CERTAIN MEMBERS OF THE BOARD OF DIRECTORS

        Under the Companies Law, the terms of compensation of members of the Board require approval of each of the Company’s audit committee (the “Audit Committee”), Board and its shareholders, in such order.

        Subject to the receipt of the requisite shareholder approval, the Audit Committee of the Company, followed by the Board, approved the following remuneration paid, payable or accrued on behalf of the following non-employee directors as set forth in the table below and do not reflect payment of Value Added Tax (“VAT”).

		David Assia	Yigal Bar-Yossef(1)	Menahem Gutterman	Orna Berry(4)
Cash Compensation in NIS(1)	2002	34,122	Not Applicable	(2)	(2)
	2003	37,637	37,637	(2)	(2)
	2004(4)	42,734 (subject to CPI linkage)	Not Applicable	42,734(3)	42,734(3)
Participation Fees in NIS(1)	2002	13,335 (accumulative)	Not Applicable	(2)	(2)
	2003	15,408 (accumulative)	15,408 (accumulative)	(2)	(2)
	2004(4)	1,383 (subject to CPI linkage)	Not Applicable	1,383(3)	1,383(3)
Number of Stock Options	2002(5)	5,000	5,000	5,000	5,000
	2003(6)	2,500	2,500	2,500	2,500
	2004	--	Not Applicable	--	--

(1)	Mr. Yigal Bar-Yossef was not a member of the Board in 2002 and is not a nominee to serve on the Company’s Board after December 31, 2003.

(2)	The named outside director has received amounts of cash remuneration and payment of participation fees based on a Fixed Rate as defined in the Israeli Companies Regulation (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the “Remuneration Regulations”), and as such, do not require approval of the Company’s shareholders.

(3)	In accordance with the Remuneration Regulations, the remuneration for such outside director is being fixed for the period commencing as of January 1, 2004 and ending as of the earlier of December 31, 2006 or until the appointment of a new outside director to the Company’s Board in accordance with the terms of the Remuneration Regulations and specifically in accordance with Appendix 2 therein within the range permitted and linked to the consumer price index.

(4)	In light of the increased responsibilities of the members of audit committees of companies that are publicly traded in the United States following the enactment of the Sarbanes-Oxley Act of 2002, the Company proposes to increase the compensation of the members of the Audit Committee on a going forward basis.

(5)	The options provided to such named directors were granted at an exercise price of $1.20 per share pursuant to the 2001 Plan and are subject to a four-year vesting schedule such that 1,250 of these options will vest annually.

(6)	The options provided to such named directors were granted at an exercise price of $2.67 per share pursuant to the 1999 Plan and are subject to a four-year vesting schedule such that 625 of these options will vest annually.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED that the compensation paid, accrued or payable to the Company’s non-employee directors for their service, as set forth in table format in the proxy statement dated November 2003 distributed to the shareholders of the Company, which have not been previously approved by the shareholders of the Company and which require such shareholder approval, are hereby ratified and approved.

        The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary Majority (as defined in this proxy statement).

PROPOSAL V

GRANT OF OPTIONS TO A DIRECTOR OF THE COMPANY

        Pursuant to the Companies Law, the terms of compensation of members of the Board require approval by each of the Audit Committee, the Board and shareholders of the Company, in such order. Mr. Dany Margalit is a director of the Company as well as the Executive Vice President.

        Following the approval by our Audit Committee, the Board of Directors resolved to undertake to grant Dany Margalit, a director of the Company, options to purchase 65,000 Ordinary Shares of the Company at an exercise price which will equal the closing price of the Company’s Ordinary Shares on the date on which the Company’s proposed 2003 Worldwide Share Option Plan is approved by the shareholders of the Company, subject to a four-year vesting schedule.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that the grant of options to Mr. Dany Margalit to purchase 65,000 Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date on which the Company’s proposed 2003 Worldwide Share Option Plan is approved by the Company, is hereby ratified and approved.

        Ratification and approval of the option grant to Dany Margalit, a director of the Company who is also an office holder of the Company and considered a Controlling Shareholder (for purposes of the approval of interested party transactions pursuant to the Companies Law), requires the vote of an Ordinary One-Third Disinterested Shareholder Majority (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal V as a condition for his or her vote to be counted with respect to this Proposal V. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal V, his or her vote with respect to this Proposal V will be disqualified.

PROPOSAL VI

ADOPTION OF THE COMPANY’S WORLDWIDE 2003 SHARE OPTION PLAN

        The Company has adopted numerous share option plans for its directors and employees since 1993. In recent years, the Company adopted share option plans in 1998, 1999, 2000, 2001 and 2002 pursuant to which 250,000, 250,000, 500,000, 400,000 and 250,000 ordinary shares, respectively, were reserved for issuance upon the exercise of options granted thereby. The size of the option pools under the recent plans reflected the Board’s anticipation of the Company’s contemplated growth. In light of recent NASDAQ rules, public companies listed on the NASDAQ exchange are required to seek shareholder approval for the adoption of share option plans, including material changes and amendments thereto. In order to provide a sufficient amount of issuable options, and with the intent of saving expenses relating to adopting and implementing a new share option plan or an amendment to an existing share option plan, the Board proposes that the shareholders adopt the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan (the “Plan”). Under the Plan, the Company will be able to provide its and its worldwide subsidiaries’ employees, directors, officers, consultants and service providers a personal interest in the Company’s continued success and growth. The Plan hereby proposed has been structured to include a provision so as to permit an automatic annual increase to the size of the pool of options issuable under the Plan by 250,000 options or a lesser amount as may be determined by the Board (such provision is commonly referred to as an “Evergreen Provision”). The Plan does not supercede or replace any of the Company’s other existing share option plans.

        A recent reform of the tax legislation in Israel came into effect on January 1, 2003 and provides various new tax advantages with respect to options granted to company directors, officers and employees, subject to certain limitations. In accordance with the new tax legislation, for the Company’s employees, officers and directors to benefit from such tax advantages, such grant of options need to be made pursuant to a share option plan which is adjusted and conforms with the regulations provided under the new tax legislation and the Israeli Income Tax Ordinance (New Version), 1961, as amended (the “Ordinance”). The proposed Plan has been structured to comply with the necessary tax requirements and provides tax benefits to Israeli employees, officers and directors which were not available under the Company’s previous share option plans and includes certain provisions relating to selling restrictions and the imposition of a trustee. In general and subject to the terms of the Ordinance and the applicable regulations, the options will be taxed at capital gains rates on the date of sale of the underlying shares and/or on the date of the release of the options or such underlying shares from the trustee. The Board has elected to implement the “Capital Gains Track” pursuant to the provisions of Section 102 of the Ordinance and the applicable regulations which allow for tax advantages to the applicable optionee, however, it prevents the Company from being able to deduct such grant as an expense on the Company’s books.

        In addition the Plan includes provisions for grants of options under the United States Internal Revenue Code of 1986 (the “Code”) to US employees, officers, consultants and/or contractors of the Company or any subsidiary of the Company. Options granted under the Plan to U.S. personnel will be treated as “non-qualified” options under the Code unless the options are designated as “incentive stock options” (“ISO”) under Code Section 422. In addition, the Plan satisfies certain ISO requirements to the structure of the Plan including but not limited to various restrictions relating to exercise price and holding period limitations which an optionee must satisfy to obtain favorable tax treatment for an ISO. In general, there are no tax consequences to an optionee on the grant, vesting or exercise of an ISO. Upon the subsequent sale or other disposition of the ISO shares, the optionee will be subject to tax at capital gains rates to the extent the selling price at the time of sale exceeds the amount the optionee paid to exercise the ISO.

        A brief summary of the Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the Plan, which may be accessed through the Company’s website at www.ealaddin.com/shareholders.

GENERAL PLAN INFORMATION

        Purpose . The purpose of the Plan is to retain, in the employ of the Company and its Subsidiaries (as defined in the Plan), persons of training, experience, and ability, to attract new employees, directors or consultants, whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to acquire and maintain share ownership in the Company.

        The Securities Offered . Subject to adjustment from time to time as explained below, a maximum of 250,000 Ordinary Shares shall be available for issuance under the Plan for as long as the Plan remains in effect. The aggregate number of Ordinary Shares available for issuance under the Plan will increase automatically on January 1 of each calendar year, without the need for any additional approval, by an additional (a) 250,000 Ordinary Shares or (b) such other lesser amount as may be annually determined by the Board. Ordinary Shares issued under the Plan shall be drawn from authorized and unissued shares of the Company. Until termination of the Plan the Company shall at all times reserve a sufficient number of Ordinary Shares to meet the requirements of the Plan. Should any option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Ordinary Shares subject to such option shall again be made available for issuance under the Plan.

        Administration of the Plan . The Board will administer this Plan either directly or upon the recommendation of a share option compensation committee (the “Committee”). The Committee shall have full power and authority to recommend to the Board, among other things, to (i) designate the optionees; (ii) determine the terms and provisions of respective option agreements (which need not be identical) including, but not limited to, the number of Ordinary Shares in the Company to be covered by each option, the exercise price and vesting schedules of each option, provisions concerning the exercise of the options and time or times when and the extent to which the options may be exercised, any conditions upon which the vesting of an option may be accelerated; (iii) accelerate the right of an optionee to exercise, in whole or in part, any previously granted option; (iv) to determine the fair market value of the Ordinary Shares; and (v) determine any other matter which is necessary or desirable for, or incidental to the administration of the Plan. The interpretation and construction by the Committee of any provision of the Plan or of any option thereunder shall be final and conclusive unless otherwise determined by the Board.

        Participants . The persons eligible to participate in the Plan shall include any employees, directors, officers, consultants and service providers of the Company and its subsidiaries.

        Duration of the Plan .No option may be granted by the Board under the Plan after the tenth (10th) anniversary of the date that this Plan is adopted by the shareholders of the Company, provided however, that any option granted by the Board prior to such date may extend beyond such date and the authority of the Board to amend, alter, adjust suspend, discontinue, or terminate any such option, to waive conditions or rights attached to such option and the authority of the shareholders to amend the Plan, shall also extend beyond such date.

        Adjustments . If any change is made in the Ordinary Shares subject to the Plan (through merger, consolidation, reorganization, recapitalization, issuance of stock dividend bonus shares, stock splits split-up, combination or subdivision of shares, exchange of shares, issuance of rights to subscribe, change in capital structure (or in the event of liquidation if the Board determines that the options may be exercised in full), appropriate adjustments shall be made by the Board as to (a) the class and maximum number of options and Ordinary Shares subject to the Plan, and (b) the class, number of Ordinary Shares and price per share of outstanding options, as shall be equitable to prevent dilution or enlargement of option rights, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding stock. Any such determination made by the Board shall be final, binding and conclusive upon each participant. In the event of (a) a merger of the Company with or into another corporation, (b) the sale of all or substantially all of the assets or shares of the Company, or (c) reorganization of the Company or the like such that all or substantially all of the shares of the Company are to be exchanged for securities of another company (an “M&A Transaction”), the Board shall reserve the right at its sole discretion and under any terms that it deems fair, to determine that the entire unexercised portion or part of the unexercised portion of each outstanding option shall be assumed or that an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation shall replace the option. For the purposes of this provision the option shall be considered assumed if, following an M&A Transaction, the option confers the right to purchase or receive, for each Ordinary Share subject to the option immediately prior to the M&A Transaction, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Ordinary Shares of the Company for each Ordinary Share held on the effective date of the M&A Transaction; provided, however, that if the consideration received in the M&A Transaction is not solely Ordinary Shares of the successor corporation or its parent, the Board may, with the consent of the successor corporation, provide for the per share consideration to be received upon the exercise of the Option to be solely Ordinary Shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the M&A Transaction, as determined by the Board or such other form of consideration determined in good faith by the Board.

        Addendums . The Committee shall have the authority to adopt such modifications, procedures and sub-plans as may be necessary or desirable to comply with provisions of the laws of any country in which the Company or any of its subsidiaries may operate to assure the viability of the benefits from any option granted to an optionee employed or providing services in such countries and to meet the objectives of the Plan. Any such modifications, procedures and sub-plans will be attached as addendums to the Plan and shall be deemed an integral part of the Plan. Initially, the Plan will have addendums pertaining to Israel, the United States and the United Kingdom. Such addendums shall, for the most part, deal with tax related issues.

        Option Price . The exercise price shall be determined by the Committee or by the Board, in either case in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time, and may be greater than, less than or equal to the fair market value of each Ordinary Share, as determined by the Board on the date of the grant of such option. Notwithstanding the foregoing, the exercise price shall not be less than the nominal value of each Ordinary Share.

        Issuance of New Grants in Lieu of Outstanding Awarded Options . Subject to applicable law, the Board shall have the authority to grant, in its discretion, to the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having a purchase price equal to, lower than or higher than the exercise price provided in the option so surrendered and canceled, and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan.

        Nonassignability and Sale of Options. Except as otherwise permitted by the Board or by the Committee, no option shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the optionee each and all of such optionee’s rights to purchase Ordinary Shares hereunder shall be exercisable only by the optionee. Notwithstanding the foregoing and except as otherwise permitted by the Board or by the Committee, no option may be transferred at any time other than by will or by the laws of descent and distribution or other applicable mandatory law.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that the adoption of the Company’s Worldwide 2003 Share Option Plan is hereby ratified and approved.

        The adoption of the Plan by the Company requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board recommends a vote “FOR” the adoption of the Plan.

PROPOSAL VII

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

        The Company’s existing Articles were adopted by our shareholders on August 15, 1993 and were subsequently subject to some minor changes. Due to changes in Israel’s business and legal environment and the entering into effect of the new Israeli Companies Law as of February 1, 2000, the Articles are outdated, and the Company believes that they do not provide it or its shareholders with the flexibility required to conduct the Company’s operations in the most efficient and productive manner. It is therefore proposed to amend and replace the Articles in their entirety (the proposed amended articles of association shall hereinafter be referred to as the “Amended Articles of Association”).

        Some of the more significant changes resulting from the new Israeli Companies Law which are reflected in the proposed Amended Articles of Association include the following, which are not intended to be considered an exhaustive list of changes:

    1.        The Company is authorized to exempt in advance an “Office Holder” (as defined in the Companies Law) from all or any of his or her liability for damages in consequence of a breach of his or her duty of care to the Company.

    2.        The Company may enter into a contract for the insurance of its Office Holder against (i) a breach of the duty of care owed to the Company or a third party, (ii) a breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his or her action would not harm the Company’s interests; and (iii) a monetary liability imposed on him or her in favor of a third party, for an act that he or she performed by virtue of being an Office Holder of the Company.

    3.        The Company is authorized to undertake to give an undertaking in advance to indemnify an Office Holder for an obligation or expense, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder.

    4.        With the exception of resolutions which require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority.

    5.        To the extent permitted by the Companies Law, the Board will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.

    6.        The quorum for shareholders meeting will be the minimum quorum required under applicable law.

        The Company’s proposed Amended Articles of Association may be viewed without charge and copied at our offices located at 15 Beit Oved Street, Tel-Aviv, Israel or may be accessed through the Company’s website at www.ealaddin.com/shareholders .

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that the Amended Articles of Association of the Company are hereby adopted and approved.

        The amendment of the Company’s Articles of Association pursuant to the Companies Law, requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a special majority of seventy-five per cent (75%) of the votes actually cast with respect to such resolution. Furthermore, due to the fact that the proposed Amended Articles of Association contain provisions authorizing the Company to exempt its directors and officers in advance and to undertake to indemnify its directors and officers in advance, such provisions may constitute a transaction with a Controlling Shareholder for the purposes of approving interested party transactions pursuant to the Companies Law and therefore requires a Special and One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal VII as a condition for his or her vote to be counted with respect to this Proposal VII. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal VII, his or her vote with respect to this Proposal VII will be disqualified.

        The Board recommends that the shareholders vote “FOR” the adoption of Amended Articles of Association.

PROPOSAL VIII

APPROVAL OF FORM OF D&O INDEMNIFICATION

        The Company believes that a prerequisite to attracting and retaining the highest caliber of directors and officers, the Company must provide its directors and officers with adequate protection through insurance, exemption and indemnification in connection with their service. Each of the Audit Committee and the Board has approved the basic form of agreement (the “Indemnification Agreement(s)”) for the indemnification of directors and officers of the Company and their exemption from their duty of care, to the maximum extent permitted by the Company’s Law and the Company’s Amended Articles of Association and in accordance with the amounts set forth in the Indemnification Agreements, which among other terms, provides indemnification to the directors and officers of the Company for up to $7 million (in addition to any amounts paid out under an insurance policy) with respect to specified events in each case of indemnification. In addition, each of the Audit Committee and the Board has authorized and empowered the Company to enter into Indemnification Agreements to that effect. The Company’s current Directors and Officers insurance policy includes coverage of up to $10 million dollars (in the aggregate). The shareholders of the Company are now being asked to approve the entering into of such Indemnification Agreements with the Company’s current directors and with its future directors who, upon their election to the Board, will automatically be entitled to indemnification and exemption from the Company under the Indemnification Agreement.

        A copy of the Indemnification Agreement is available for viewing on the Company’s website at www.ealaddin.com/shareholders.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to authorize and empower the Company to enter into the Indemnification Agreements for the indemnification of its current directors and future directors and their exemption from the duty of care, all as described in the proxy statement dated in November of 2003 distributed to the shareholders of the Company.

        The ratification and approval or the resolution empowering the Company to enter into the Indemnification Agreements with its directors requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal VIII as a condition for his or her vote to be counted with respect to this Proposal VIII. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal VIII, his or her vote with respect to this Proposal VIII will be disqualified.

PROPOSAL IX

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Audit Committee has authorized the appointment of the accounting firm of Kost, Forer & Gabbay as the independent certified public accountants of the Company for the year ending December 31, 2003 and for the period commencing January 1, 2004 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee shall fix the remuneration of Kost, Forer & Gabbay in accordance with the volume and nature of their services.

        A representative of Kost, Forer & Gabbay will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kost, Forer & Gabbay for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2003 and for the period commencing January 1, 2004 and until the next annual shareholders meeting, and to authorize the Audit Committee of Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        Ratification of the appointment of Kost, Forer & Gabbay requires the vote of an Ordinary Majority (as defined in this proxy statement).

         The Audit Committee of the Board recommends that the shareholders vote “FOR” the ratification of Kost, Forer & Gabbay as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2002
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2002 and the Consolidated Statement of Income for the year then ended.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,

YANKI MARGALIT

CEO and Chairman of the Board of Directors

ALADDIN KNOWLEDGE SYSTEMS LTD.

Tel Aviv, Israel
Date: November 2, 2003

Exhibit 2

■

ALADDIN KNOWLEDGE SYSTEMS LTD.

15 Beit Oved Street
Tel Aviv, Israel 61110

PROXY FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 16, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yanki Margalit and Dany Margalit or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual and Extraordinary General Meeting of Shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) to be held on Tuesday, December 16, 2003 at 11a.m. (local time) at our headquarters, 15 Beit Oved Street, Tel Aviv, Israel, and at all adjournments or postponements thereof, all ordinary shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. If not otherwise specified by the shareholder, the shares represented by this proxy will be voted FOR the election of the nominees for Director named on the reverse side and FOR the other matters described on the reverse side.

The undersigned hereby acknowledges receipt of the notice of an Annual and Extraordinary General Meeting and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

(Continued and to be signed on the reverse side)

■	14475 ■

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ALADDIN KNOWLEDGE SYSTEMS LTD.

December 16, 2003

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

■

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

					FOR	AGAINST	ABSTAIN
1. Election of Directors: Please note that the Directors are elected as a group, not individually.			2.	RATIFICATION OF MR. YANKI MARGALIT, AS CHIEF EXECUTIVE OFFICER OF THE COMPANY FOR THE UPCOMING THREE YEARS.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	Yanki Margalit Dany Margalit
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	David Assia	3.	REELECTION OF AN OUTSIDE DIRECTOR.	☐	☐	☐
			4.	COMPENSATION FOR CERTAIN MEMBERS OF THE BOARD OF DIRECTORS.	☐	☐	☐
			5.	RATIFICATION OF AN OPTION GRANT TO A DIRECTOR/OFFICER OF THE COMPANY.	☐	☐	☐
			6.	ADOPTION OF THE COMPANY’S WORLDWIDE 2003 SHARE OPTION PLAN.	☐	☐	☐
			7.	AMENDMENT AND REPLACEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION.	☐	☐	☐
			8.	APPROVAL OF FORM OF D & O INDEMNIFICATION.	☐	☐	☐
			9.	APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS.	☐	☐	☐

THIS IS VERY IMPORTANT! PLEASE READ THE DEFINITION BELOW PRIOR TO FILLING OUT THIS SECTION.

Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in each of the following proposals by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of those proposals will be disqualified.

					YES	NO
				PROPOSAL NO. 5	☐	☐
				PROPOSAL NO. 7	☐	☐
				PROPOSAL NO. 8	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.
Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Under the Israeli Companies Law - 1999, a “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

■